UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026	Commission File Number: 001-31349

THOMSON REUTERS CORPORATION

(Translation of registrant’s name into English)

19 Duncan Street, Toronto,

Ontario M5H 3H1, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

The information contained in Exhibit 99.2 of this Form 6-K is incorporated by reference into (i) the Registration Statement on Form F-10 of Thomson Reuters Corporation (File No. 333-285907) and (ii) the Registration Statement on Form F-3 of TR Finance LLC, West Publishing Corporation, Thomson Reuters (Tax & Accounting) Inc. and Thomson Reuters Applications Inc. (File Nos. 333-285927, 333-285927-01, 333-285927-02 and 333-285927-03).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION

By:	/s/ Jennifer Ruddick
Name:	Jennifer Ruddick
Title:	Deputy Company Secretary

Date: March 13, 2026

EXHIBIT INDEX

Exhibit Number Description

99.1	News release dated March 13, 2026 – Thomson Reuters Files Documents for Proposed Return of Capital and Share Consolidation Transactions

99.2	Notice of Special Meeting of Shareholders and Management Proxy Circular dated March 13, 2026

99.3	Form of Proxy for Registered Shareholders

99.4	Notice of Availability of Proxy Materials

99.5	Letter of Transmittal for Registered Holders

99.6	Opt-Out Election and Certification Form for Registered Holders

99.7	Letter to Registered Holders

99.8	Letter to Non-Registered Holders

99.9	Certificate of Abridgement